

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Jeanne M. Jones
Executive Vice President and Chief Financial Officer
Exelon Corporation
Commonwealth Edison Company
10 South Dearborn Street
Chicago, Illinois 60603

> **Re: Exelon Corporation**
> **Registration Statement on Form S-3**
> **Filed February 13, 2025**
> **File No. 333-284911**

Dear Jeanne M. Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick R. Gillard, Esq., of Ballard Spahr LLP